EXHIBIT 16.1

Baker Tilly US, LLP

1500 RXR Plaza, West Tower

Uniondale, NY 11556
United States of America

T: +1 (516) 747 2000

F: +1 (516) 747 6707

bakertilly.com

August 31, 2023

Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for United-Guardian, Inc. (the “Company”). We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated August 31, 2023 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,

/s/ Baker Tilly US, LLP

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Rev. Aug 2022